Paul, Weiss, Rifkind, Wharton & Garrison LLP

Fukoku Seimei Building 2nd Floor

2-2 Uchisaiwaicho 2-chome

Chiyoda-ku, Tokyo 100-0011, Japan

Telephone +81-3-3597-8101

Facsimile +81-3-3597-8120

May 20, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington D.C. 20549, U.S.A.

Attention: Mark Webb, Esq.

Proposed Business Combination between

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Registration Statement on Form F-4 (File No. 333-123136)

Ladies and Gentlemen:

On behalf of our client, Mitsubishi Tokyo Financial Group, Inc. (the “Registrant”), we are hereby electronically filing via EDGAR Amendment No. 4 to the Registrant’s registration statement on Form F-4 (File No. 333-123136) (the “Registration Statement”) in connection with the proposed registration of the Registrant’s common stock (the “Common Stock”) and a class of the Registrant’s preferred stock (the “Preferred Stock”) under the U.S. Securities Act of 1933, as amended.

The opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain U.S. tax aspects of the merger between the Registrant and UFJ Holdings, Inc. is being filed as part of Amendment No. 4 to the Registration Statement. No other changes are being made to the Registation Statement.

If you have any questions relating to Registration Statement, please contact Mark Bergman at +44-20-7367-1601 (fax number +44-20-7221-9654) or the undersigned at +81-3-3597-6306 (fax number +81-3-3597-8120).

Sincerely,

/s/ Tong Yu

Tong Yu

U.S. Securities and Exchange Commission	2

cc:

Jonathan E. Gottlieb

Sharon M. Johnson

Joyce A. Sweeney

    U.S. Securities and Exchange Commission

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mark S. Bergman

    Paul, Weiss, Rifkind, Wharton & Garrison LLP